

Mail Stop 7010

December 18, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Tony M. Shelby
Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

> RE: Form 10-K/A for the fiscal year ended December 31, 2006
> Form 10-K for the fiscal year ended December 31, 2006
> Form 10-Q for the period ended September 30, 2007
>   File No. 1-7677

Dear Mr. Shelby:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A#1 FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Accrued Insurance Liabilities, page F-16

2. Please disclose the levels of excess loss coverage by type of risk self-insured.

Income (Loss) Per Common Share, page F-21

3. Please help us better understand the components of the line item described on the face
    of your statement of income as dividend requirements and stock dividend on
    preferred stock for the year ended December 31, 2006. Please provide us with a more
    detailed listing of the components and corresponding amounts than that provided on
    page F-22. Please also revise your footnote disclosures to better explain the
    components as well. Given that you disclose on page F-51 that you recorded a charge
    of $2,882,000 to accumulated deficit for the induced conversion of the Series 2
    Preferred Stock, it is not clear how you arrived at the amount of $2,630,000. Refer to
    EITF Topic D-42. Please also tell us how you accounted for and reflected the holders
    waiving their rights to accrued, unpaid dividends in your financial statements.

4. You excluded the effect of certain shares of convertible preferred stock from your
    determination of diluted net income (loss) per share as their effect would have been
    antidilutive. Please disclose which series of Preferred Stock was excluded. In light
    of the requirements of EITF Topic D-53, please tell us what consideration you gave
    to the induced conversion of certain shares of Series 2 Preferred Stock in your
    determination of whether the preferred stock was dilutive.

Note 5. Inventories, page F-25

5. In 2006, you recorded a reduction to cost of sales of $711,000 for the realization and
    reversal of losses related to inventory reserves. For each period presented, please tell
    us the gross amount for which cost of sales was reduced for the reversal of losses.
    Please help us understand how you determined it was appropriate to reverse
    previously recorded losses related to inventory. Refer to SAB Topic 5:BB.

Note 12. Long-Term Debt, page F-29

6. You state that the conversion rates on your 7% Convertible Senior Subordinated
    Debentures due 2011 will be adjusted to reflect dividends, stock splits, issuances of
    rights to purchase shares of common stock and other events, as set forth in the
    Indenture. Please further expand your disclosure to describe the types of other events
    and types of issuances of rights to purchase shares of common stock which would

result in a change to the conversion rates. Please clarify in your disclosure, if true, that the changes are due to standard antidilution provisions as discussed in paragraph 8 of EITF 05-2.

7. Please expand your disclosures related to the induced conversion of your 7% Convertible Senior Subordinated Debentures due 2011 to address the following:
   - Given that the table of conversion rates you provide begins with March 1, 2007 and goes through March 1, 2011, it is not clear what the conversion rate was at the time of the induced conversion. Please clarify; and
   - It appears that the $277,000 represents the amount of cash consideration paid in the induced conversion. Please clarify and please also disclose the amount of the charge recorded upon conversion as well as the financial statement line item which includes the charge.

Note 14. Commitments and Contingencies

3. Other Environmental Matters, page F-41

8. Please clarify your disclosure to state whether you continue to own and lease the Hallowell facility. If so, please help us understand how you determined it is appropriate to reflect additional costs recorded related to this facility in discontinued operations pursuant to SFAS 144.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A – Controls and Procedures, page 69

9. Although you noted several significant deficiencies in your disclosure controls and procedures, you determined that your disclosure controls and procedures were effective as of December 31, 2006. Tell us the nature of each significant deficiency identified in your disclosure controls and procedures. For each deficiency, please address how you were able to reach the conclusion that your disclosure controls and procedures were effective in light of the deficiency. In a similar manner, please address the deficiencies you refer to in Item 4 of your Form 10-Q for the quarter ended September 30, 2007 and how you were able to conclude your disclosure controls and procedures were effective in light of these.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

10. Please address the above comments in your interim filings as well.

Financial Statements

Consolidated Statements of Income, page 6

11. Please help us better understand the components of the line items described as dividend requirements and stock dividends on preferred stock exchanged in March 2007 and other preferred stock dividends and dividend requirements. Please provide us with a listing of the components and corresponding amounts and help us understand how you arrived at these amounts based on the disclosures in Notes 14, 15, and 18 to the financial statements. Please also revise your footnote disclosures to better explain the components. For exchanges under the tender offer, please address how you arrived at the amounts pursuant to EITF Topic D-42. Please also tell us how you accounted for and reflected the holders waiving their rights to accrued, unpaid dividends in your financial statements.

Notes to the Financial Statements

Note 13. Contingencies

Dividends on Series 2 Preferred, page 28

12. You state that the Jayhawk Group has advised you that they may bring legal action against you for all accrued and unpaid dividends on the shares of Series 2 Preferred that they converted after receipt of the notice of redemption. Elsewhere you disclose that this amount is approximately $4 million. Please disclose whether the $4 million is accrued for at September 30, 2007.

Note 19. Income Taxes, page 36

13. Please disclose the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in accordance with paragraph 21(b) of FIN 48. Please also provide the disclosures required by paragraph 21(d) of FIN 48 for positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months.

14. Please expand your discussion to address the negative factors which your determined no longer existed in the quarter ended September 30, 2007 and resulted in the reversal of the $3.2 million valuation allowance. Please also explain how you arrived at the particular amount of the reversal. In a similar manner, please address the reversal of the valuation allowance related to AMT credit carryforwards.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief